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                                                                    EXHIBIT 4.12

                  IONA TECHNOLOGIES PLC NON-EXECUTIVE DIRECTORS
                             CHANGE IN CONTROL PLAN

                        EFFECTIVE AS OF FEBRUARY 28, 2003

I.    PURPOSE.

      This IONA Technologies PLC Non-Executive Directors Change in Control Plan (the "Plan") is intended to (a) provide sufficient compensation to Non-Executive Directors for the additional services they will be required to provide in their respective capacities as members of the Board in connection with a Change in Control; (b) more closely align the interests of Non-Executive Directors with those of shareholders of the Company with respect to any Change in Control that may benefit the shareholders; (c) induce the Company's Non-Executive Directors who have significantly contributed to the Company's business, growth and financial strength, to continue to serve on the Board; and (d) more fully enable the Board to evaluate any Change in Control transaction objectively.

II.   CERTAIN DEFINITIONS.

      As used in this Plan, the following terms shall have the meanings set forth herein:

      A. "Board" shall mean the Board of Directors of the Company (as hereinafter defined).

      B. "Change in Control" shall mean the occurrence of any one or more of the following events:

            (i) The Company is merged or consolidated or reorganized into or with another corporation or other legal person, and as a result of such merger, consolidation or reorganization less than fifty percent (50%) of the combined voting power of the then-outstanding securities of such surviving, resulting or reorganized corporation or person immediately after such transaction is held in the aggregate by the holders of the then-outstanding securities entitled to vote generally in the election of directors of the Company ("Voting Stock") immediately prior to such transaction;

            (ii) The Company sells or otherwise transfers all or substantially all of its assets to any other corporation or other legal person, and as a result of such sale or transfer less than fifty percent (50%) of the combined voting power of the then-outstanding securities of such corporation or person immediately after such sale or transfer is held in the aggregate by the holders of Voting Stock of the Company immediately prior to such sale or transfer;
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            (iii) Any corporation or other legal person, pursuant to a tender offer, exchange offer, purchase of stock (whether in a market transaction or otherwise) or other transaction or event acquires securities representing 30% or more of the Voting Stock of the Company, or there is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that any "person" (as such term is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has become the "beneficial owner" (as such term is used in Rule 13d-3 under the Exchange Act) of securities representing 30% or more of the Voting Stock of the Company;

            (iv) The Company files a report or proxy statement with the Securities and Exchange Commission pursuant to the Exchange Act disclosing under or in response to Form 6-K, 8-K or
                  Schedule 14A (or any successor schedule, form or report or item therein) that a change in control of the Company has occurred; or

            (v) If during any period of two consecutive years, individuals who at the beginning of any such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by the Company's stockholders, of each director of the Company first elected during such period was approved by a vote of at least a majority of the directors then still in office who were directors of the Company at the beginning of any such period;

provided, however, that a "Change in Control" shall not be deemed to have occurred for purposes of this Plan solely because (i) the Company, (ii) an entity in which the Company directly or indirectly beneficially owns 50% or more of the Voting Stock, or (iii) any Company-sponsored employee stock ownership plan or any other employee benefit plan of the Company either files or becomes obligated to file a report or a proxy statement under or in response to Schedule 13D, Schedule 14D-1, Form 6-K, 8-K or Schedule 14A (or any successor schedule, form or report) under the Exchange Act, disclosing beneficial ownership by it of shares of Voting Stock or because the Company reports that a change in control of the Company has occurred by reason of such beneficial ownership.

      C. "Change in Control Agreement" shall mean any Change in Control Agreement entered into by and among the Company, IONA Technologies, Inc. ("IONA, Inc.") and any officer of the Company on or after the date hereof, which form of such agreement was approved by the Board on February 28, 2003.

      D. "Company" shall mean IONA Technologies PLC and its Successors (as hereinafter defined) and assigns.
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      E.    "Fees" shall mean the maximum aggregate fees that a Non-Executive
Director is eligible to receive with respect to services rendered in his or her capacity as a member of the Board or any committee thereof either in the calendar year in which a Change in Control occurs or the calendar year prior thereto, whichever aggregate amount is higher (in either case, determined as if the Non-Executive Director continues to serve on the Board through such entire calendar year), for (i) service on the Board; (ii) attendance at Board meetings;
(iii) service as Chairman of the Board; (iv) attendance at committee meetings of the Board on which committee(s) the Non-Executive Director serves; (v) service as chairman of a committee of the Board at committee meetings for which the Non-Executive Director serves as chairman; and (vi) any other fees that a Non-Executive Director is eligible to receive in connection with his or her service on the Board or any committee thereof.

      F. "Non-Executive Director" shall mean any individual who (a) serves on the Board, including the Chairman of the Board; (b) is not an employee of the Company or any of its subsidiaries; (c) is not designated by the Board as an executive officer of the Company pursuant to Section 16 of the U.S. Securities Exchange Act; and (d) is not a party to a Change in Control Agreement.

      G. "Stock Plans" shall mean the IONA Technologies PLC 1997 Share Option Scheme, the IONA Technologies Limited Executive Share Option Scheme, and any other stock or stock option plans established and maintained by the Company from time to time and pursuant to which a Non-Executive Director holds any options, stock, awards and/or purchase rights, each as may be or may have been amended, but excluding the 1997 Director Share Option Scheme, the IONA Technologies PLC 1999 Employee Stock Purchase Plan and any other plan adopted by the Company or any of its subsidiaries pursuant to Section 423 of the United States Internal Revenue Code of 1986, as amended (the "Code").

      H. "Successor" shall mean any successor to the Company (whether direct or indirect, by Change in Control, operation of law or otherwise), including but not limited to any successor (whether direct or indirect, by Change in Control, operation of law or otherwise) to, or ultimate parent entity of any successor to, the Company.

III.  ELIGIBILITY.

      A Non-Executive Director shall be eligible under the Plan for the duration that (A) such individual meets the qualifications set forth in Section II.F hereof and (B) the Plan remains in effect.

IV.   ADDITIONAL BOARD SERVICE COMPENSATION.

      In the event of the first Change in Control, if any, to occur while this Plan is in effect, then in consideration of the additional services to be rendered in his or her capacity as a member of the Board related to evaluation of a potential Change in Control, each eligible Non-Executive Director shall be entitled to the following:
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      A.    Any unvested stock, stock options, awards and rights granted to each such Non-Executive Director pursuant to (1) the 1997 Director Share Option Scheme, as it may be or may have been amended, shall become fully vested and exercisable in accordance with the terms of such Scheme; and (2) any Stock Plans shall immediately become fully vested and exercisable as of the effective date of such Change in Control.

      B. Each eligible Non-Executive Director shall be entitled to receive a payment in an amount equal to the Fees, multiplied by two (2) (the "Additional Board Service Fee," together with the benefits set forth in Section IV.A, the "Additional Board Service Compensation"). Payment of the Additional Board Service Fee shall be made, at the Non-Executive Director's election, in either a lump sum payment on the effective date of the Change in Control or any other date designated by the Non-Executive Director, or in monthly, ratable payments over the twenty-four month period following such effective date.

      C. The Additional Board Service Compensation set forth in this Section IV shall be subject to any applicable federal, state, local, or foreign taxes or withholdings.

V.    CONDITION OF ADDITIONAL BOARD SERVICE FEE.

      A Non-Executive Director will not be eligible for any Additional Board Service Fee unless the Non-Executive Director executes a general mutual release agreement, in a form and of a scope reasonably acceptable to the Company and the Non-Executive Director.

VI.   ENTIRE PLAN.

      This Plan expressly supersedes, cancels and renders null and void any plans, policies, practices, agreements or arrangements concerning any change in control or severance payments or benefits that may have been proposed, offered, discussed, agreed upon, approved, contemplated or in effect, by or between the Company and any Non-Executive Director(s) solely in their capacity as such at any time prior to the date hereof.

VII.  CERTAIN REDUCTION OF PAYMENTS.

      If (A) (i) the Additional Board Service Compensation set forth in Section IV, and/or (ii) any payment or benefit received or to be received by a Non-Executive Director pursuant to any other plan, arrangement or agreement (such payments or benefits together with the Additional Board Service Compensation, the "Total Payments") would constitute (in whole or in part) an "excess parachute payment" within the meaning of Section 280G(b) of the Code and
(B) such Non-Executive Director would retain more of the Total Payments (after the payment of applicable tax liabilities imposed on the Total Payments) in the event that the Cap (defined below) is imposed, then the amount of the Total Payments shall be reduced until the aggregate "present value" (as that term is defined in Section 280G(d)(4) of the Code using the applicable federal rate in effect on the date hereof) of the Total Payments is such that no part of the Total Payments constitutes an "excess parachute payment" within the meaning of
Section 280G(b) of the Code (the "Cap").
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VIII. MISCELLANEOUS.

      A. Right to Modify/Terminate. The Board, in its sole discretion and upon its action, may modify or terminate this Plan at any time prior to the first Change in Control to occur after the date hereof. The Board may modify or terminate this Plan upon or after the first Change in Control only upon the prior written consent of all individuals who were Non-Executive Directors immediately prior to such Change in Control, who are eligible under the Plan as of the time of the proposed modification or termination, and who may be adversely affected by any such modification or termination.

      B. Severability/Reformation. If any provision of this Plan or the application of any provision hereof to any person or circumstances is held invalid, unenforceable or otherwise illegal, the remainder of this Plan and the application of such provision to any other person or circumstances shall not be affected, and the provision so held to be invalid, unenforceable or otherwise illegal shall be reformed to the extent (and only to the extent) necessary to make it enforceable, valid and legal. The language of all parts of this Plan shall in all cases be construed as a whole according to its fair meaning and not strictly for or against any party.

      C. Plan in Effect. The Plan shall be effective as of the date hereof and shall remain in effect until the tenth day following the two-year anniversary of the first Change in Control to occur after the date hereof, unless terminated earlier under Section VIII.A hereof; provided, however, that the Plan shall in any event remain in effect for so long as is necessary to ensure full compliance by the Company with the obligations hereunder.

      D. Governing Law. This Plan and any claims arising out of it shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts and shall in all respects be interpreted, enforced and governed under the internal and domestic laws of such state, without giving effect to the principles of conflicts of laws of such state. Moreover, the Company and the Non-Executive Directors hereby irrevocably submit to the exclusive jurisdiction of the state or federal courts of Massachusetts with respect to any claims arising out of or in connection with this Plan and agree not to commence any such claims or actions other than in such courts.

      E. Successors and Assigns. The Board will require any assignee of the Company, and any Successor in any consensual transaction, expressly to assume this Plan and to agree to perform hereunder in the same manner and to the same extent that would have been required had no such succession or assignment had taken place. Regardless of whether such an agreement is executed, this Plan shall inure to the benefit of, and be binding upon, the Company's Successors and assigns and the respective heirs, estate, legatees, executors, administrators, and legal representatives of each Non-Executive Director.
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      F.    Binding Effect. Subject to Section VIII.A, in addition to the other provisions herein and for avoidance of any doubt, each Non-Executive Director shall be entitled to rely upon this Plan and to enforce this Plan against the Company and, upon following any one or more Change in Control, against each and every Successor. Without limiting the generality of the foregoing, each Non-Executive Director shall be a third-party beneficiary hereto and shall have the right to enforce this Plan upon and following a Change in Control, in law, as a contract, benefit plan and otherwise, as well as in equity. Moreover, the prevailing party in any action arising out of or in connection with this Plan shall be entitled to payment, by the other party, of the prevailing party's reasonable expenses and attorneys' fees incurred in connection with such action.

      G. No Mitigation. All Additional Board Service Fees shall be liquidated damages, and no Non-Executive Director shall be required to mitigate the amount of any Additional Board Service Fees, nor shall any profits, fees, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of Non-Executive Director hereunder or otherwise.

      H. Exclusive Remedy. Except as expressly set forth herein or otherwise required by law, Non-Executive Directors shall not be entitled to any fees, compensation, benefits, or other payments from the Company as a result of or in connection with a Change in Control.

      I. Section Headings. The descriptive section headings herein have been inserted for convenience only and shall not be deemed to define, limit, or otherwise affect the construction of any provision hereof.